CARRIER GLOBAL CORPORATION

13995 Pasteur Boulevard

Palm Beach Gardens, Florida 33418

July 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notice is hereby provided that Carrier Global Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which was filed with the Securities and Exchange Commission on July 28, 2026.

Sincerely,

CARRIER GLOBAL CORPORATION

Dated: July 28, 2026	By:	/s/ Beril Yildiz
Beril Yildiz
Vice President, Corporate Controller